UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nuvation Bio Inc.

(Name of Issuer)

Class A Common stock, $0.0001 par value per share

(Title of Class of Securities)

67080N101

(CUSIP Number)

Decheng Capital China Life Sciences USD Fund III, L.P.

3000 Sand Hill Road, Building 2, Suite 110

Menlo Park, CA 94025

(650) 233-0688

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67080N101
1.	Names of Reporting Persons Decheng Capital China Life Sciences USD Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 1,314,083 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 1,314,083 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,314,083 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 1,281,206 shares of the Issuer’s Class A Common Stock and 32,877 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants held directly by Decheng Capital China Life Sciences USD Fund III, L.P. (the “Fund”). Decheng Capital Management III (Cayman), LLC (the “General Partner”) is the general partner of the Fund and Xiangmin Cui is the sole voting manager of the General Partner. The Fund, the General Partner and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by the Fund.

(2)	This percentage is calculated based upon the sum of (i) 333,780,289 shares of Class A Common Stock as of September 4, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 5, 2024; and (ii) 32,877 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants.

CUSIP No. 67080N101
1.	Names of Reporting Persons Decheng Capital Management III (Cayman), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 1,314,083 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 1,314,083 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,314,083 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 1,281,206 shares of the Issuer’s Class A Common Stock and 32,877 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants held directly by the Fund. The General Partner is the general partner of the Fund and Xiangmin Cui is the sole voting manager of the General Partner. The Fund, the General Partner and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by the Fund.

(2)	This percentage is calculated based upon the sum of (i) 333,780,289 shares of Class A Common Stock as of September 4, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2024; and (ii) 32,877 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants.

CUSIP No. 67080N101
1.	Names of Reporting Persons Decheng Capital Global Healthcare Fund (Master), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 7,786,377 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 7,786,377 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,786,377 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 7,611,031 shares of the Issuer’s Class A Common Stock and 175,346 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants held directly by Decheng Capital Global Healthcare Fund (Master), LP (“Healthcare”). Decheng Capital Global Healthcare GP, LLC ( “Healthcare GP”) is the general partner of Healthcare and Xiangmin Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(2)	This percentage is calculated based upon the sum of (i) 333,780,289 shares of Class A Common Stock as of September 4, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2024; and (ii) 175,346 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants.

CUSIP No. 67080N101
1.	Names of Reporting Persons Decheng Capital Global Healthcare GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 7,786,377 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 7,786,377 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,786,377 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 7,611,031 shares of the Issuer’s Class A Common Stock and 175,346 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants held directly by Healthcare. Healthcare GP is the general partner of Healthcare and Xiangmin Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(2)	This percentage is calculated based upon the sum of (i) 333,780,289 shares of Class A Common Stock as of September 4, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2024; and (ii) 175,346 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants.

CUSIP No. 67080N101
1.	Names of Reporting Persons Decheng Anbio Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 17,500,036 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 17,500,036 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,036 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 17,062,202 shares of the Issuer’s Class A Common Stock and 437,834 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants held directly by Decheng Anbio Limited (“Anbio SPV”). Xiangmin Cui is a director of Anbio SPV and may be deemed to share voting and dispositive power with respect to the shares held directly by Anbio SPV.

(2)	This percentage is calculated based upon the sum of (i) 333,780,289 shares of Class A Common Stock as of September 4, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2024; and (ii) 437,834 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants.

CUSIP No. 67080N101
1.	Names of Reporting Persons Xiangmin Cui
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 26,600,496 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 26,600,496 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,600,496 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 1,281,206 shares of the Issuer’s Class A Common Stock and 32,877 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants held directly by the Fund; (ii) 7,611,031 shares of the Issuer’s Class A Common Stock and 175,346 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants held directly by Healthcare; and (iii) 17,062,202 shares of the Issuer’s Class A Common Stock and 437,834 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants held directly by Anbio SPV. The General Partner is the general partner of the Fund and Dr. Cui is the sole voting manager of the General Partner. The Fund, the General Partner and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by the Fund. Healthcare GP is the general partner of Healthcare and Dr. Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare. Dr. Cui is a director of Anbio SPV and may be deemed to share voting and dispositive power with respect to the shares held directly by Anbio SPV.

(2)	This percentage is calculated based upon the sum of (i) 333,780,289 shares of Class A Common Stock as of September 4, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2024; and (ii) 646,057 shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $0.0001 par value (“Class A Common Stock”) of Nuvation Bio Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1500 Broadway, Suite 1401, New York, NY 10036. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by (i) Decheng Capital China Life Sciences USD Fund III, L.P. (the “Fund”); (ii) Decheng Capital Management III (Cayman), LLC (the “General Partner”); (iii) Decheng Capital Global Healthcare Fund (Master), LP (“Healthcare”); (iv) Decheng Capital Global Healthcare GP, LLC (“Healthcare GP”); (v) Decheng Anbio Limited (“Anbio SPV”); and (vi) Xiangmin Cui (“Dr. Cui”) (collectively, the “Reporting Persons”).

(b)	The address of the principal place of business of the Reporting Persons is 3000 Sand Hill Road, Building 2, Suite 110, Menlo Park, California 94025.

(c)	The principal business of each of the Fund, Healthcare and Anbio SPV is the venture capital investment business. The principal business of each of the General Partner and Healthcare GP is acting as general partner of the Fund and Healthcare, respectively. The principal occupation of Dr. Cui is serving as manager of the General Partner, indirect managing member of Healthcare GP and director of Anbio SPV.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Fund and Healthcare is a Cayman Islands exempted limited partnership, each of the General Partner and Healthcare GP is a Cayman Islands limited liability company, Anbio APV is a private company limited by shares registered in Hong Kong, and Dr. Cui is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Between May 2019 and March 2024, the Fund, Healthcare, and Anbio SPV purchased an aggregate of (i) 7,200,000 Series A Preferred shares; (ii) 685,714 Series A+ Preferred shares; and (iii) 3,323,667 Series B Preferred shares of AnHeart (as defined below) at an aggregate purchase price of $30,917,678.

On April 9, 2024, the Issuer completed the transactions contemplated by the Agreement and Plan of Merger dated as of March 24, 2024 (the “Merger Agreement”) by and among the Issuer, AnHeart Therapeutics, Ltd., an exempted company incorporated under the laws of the Cayman Islands (“AnHeart”), Artemis Merger Sub I, Ltd., an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of the Issuer (“Merger Sub I”), and Artemis Merger Sub II, Ltd., an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of the Issuer (“Merger Sub II”), pursuant to which, among other matters, Merger Sub I merged with and into AnHeart, with AnHeart surviving such merger as a direct, wholly owned subsidiary of the Issuer (the “First Merger”). Immediately following the First Merger, AnHeart, as the surviving company of the First Merger, merged with and into Merger Sub II, with Merger Sub II surviving such merger as a direct, wholly owned subsidiary of the Issuer (the “Second Merger” and, collectively with the First Merger, as appropriate, the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the First Merger (as defined in the Merger Agreement) (the “First Effective Time”), the Issuer issued to AnHeart securityholders (i) approximately 27,646,255 shares of Class A Common Stock of the Issuer, (ii) 851,202 shares of Series A Non-Voting Convertible Preferred Stock of the Issuer, par value $0.0001 per share (the “Convertible Preferred Stock”), and (iii) warrants collectively exercisable for approximately 2,893,731 shares of Class A Common Stock at an exercise price of $11.50 per share (the “Consideration Warrants”). The shares of Convertible Preferred Stock were automatically convertible into an aggregate of 85,120,200 shares of Class A Common Stock upon the approval of such conversion by the Issuer’s stockholders in accordance with the rules of the New York Stock Exchange (the “Stockholder Approval Restriction”). The Consideration Warrants were prohibited from being exercised and transferred until receipt of such stockholder approval.

Following the closing of the Merger, the Fund, Healthcare, and Anbio SPV owned (i) 314,106, 1,675,236 and 4,183,002 shares, respectively, of Class A Common Stock; (ii) 9,671, 51,579 and 128,792 shares, respectively, of Convertible Preferred Stock; and (iii) Consideration Warrants exercisable for 32,877, 175,346 and 437,834 shares, respectively, of Class A Common Stock.

On June 20, 2024, Healthcare purchased 87,715 shares of Class A Common Stock, in open market transactions at prices ranging from $2.90 to $3.00 per share (a weighted-average price of $2.99 per share).

On June 21, 2024, Healthcare purchased 75,411 shares of Class A Common Stock, in open market transactions at prices ranging from $2.99 to $3.00 per share (a weighted-average price of $3.00 per share).

On June 24, 2024, Healthcare purchased 336,874 shares of Class A Common Stock, in open market transactions at prices ranging from $2.93 to $3.00 per share (a weighted-average price of $2.98 per share).

On June 25, 2024, Healthcare purchased 277,895 shares of Class A Common Stock, in open market transactions at prices ranging from $2.92 to $3.00 per share (a weighted-average price of $2.97 per share).

On September 3, 2024, the Issuer held its 2024 Annual Meeting of Stockholders (the “Annual Meeting”) at which the Issuer’s stockholders approved for the purpose of complying with the listing rules of the New York Stock Exchange, the issuance of up to 85,120,200 shares of Class A Common Stock upon conversion of the Convertible Preferred Stock issued in April 2024, which approval also eliminated the exercise and transfer restrictions on the Consideration Warrants. On September 4, 2024 at 5:00 p.m. Eastern Time, the 851,202 outstanding shares of the Issuer’s Convertible Preferred Stock automatically converted into 85,120,200 shares of the Issuer’s Class A Common Stock. The Fund, Healthcare, and Anbio SPV received 967,100, 5,157,900 and 12,879,200 shares, respectively, of Class A Common Stock upon this automatic conversion.

The source of funds for the Fund’s, Healthcare’s, and Anbio SPV’s purchases of shares of AnHeart’s preferred stock and shares of the Issuer’s Class A Common Stock was the respective contributions from each of the Fund’s and Healthcare’s general and limited partners and Anbio SPV’s shareholders.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Act”)). Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Class A Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Common Stock beneficially owned by them (or any shares of Class A Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

In accordance with the Merger Agreement, on April 9, 2024, effective upon the closing of the Merger, Dr. Cui was appointed as a Class III director to the Issuer’s board of the directors (the “Board”).

As a director of the Issuer, Dr. Cui may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, (i) the Fund is the record owner of 1,281,206 shares of Class A Common Stock and Consideration Warrants exercisable for 32,877 shares of Class A Common Stock; (ii) Healthcare is the record owner of 7,611,031 shares of Class A Common Stock and Consideration Warrants exercisable for 128,792 shares of Class A Common Stock; and (iii) Anbio SPV is the record owner of 17,062,202 shares of Class A Common Stock and Consideration Warrants exercisable for 437,834 shares of Class A Common Stock. The Fund is controlled by the General Partner and Dr. Cui. As such, each of the General Partner and Dr. Cui may be deemed to share voting and dispositive power over the shares held by the Fund and both the General Partner and Dr. Cui may be deemed to beneficially own the shares held directly by the Fund. Healthcare is controlled directly by Healthcare GP and indirectly by Dr. Cui. As such, each of the Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power over the shares held by Healthcare and both Healthcare GP and Dr. Cui may be deemed to beneficially own the shares held directly by Healthcare. Anbio SPV is controlled directly by Dr. Cui. As such, Dr. Cui may be deemed to share voting and dispositive power over the shares held by Anbio SPV and Dr. Cui may be deemed to beneficially own the shares held directly by Anbio SPV.

(b)

	Number of Shares of Class A Common Stock
	Power to Vote or Direct the Vote		Power to Dispose or Direct the Disposition
Reporting Person	Sole	Shared	Sole	Shared	Beneficial Ownership Percentage (1)
Decheng Capital China Life Sciences USD Fund III, L.P.	0	1,314,083	0	1,314,083	0.4%
Decheng Capital Management III (Cayman), LLC	0	1,314,083	0	1,314,083	0.4%
Decheng Capital Global Healthcare Fund (Master), LP	0	7,786,377	0	7,786,377	2.3%
Decheng Capital Global Healthcare GP, LLC	0	7,786,377	0	7,786,377	2.3%
Decheng Anbio Limited	0	17,500,036	0	17,500,036	5.4%
Xiangmin Cui	0	26,600,496	0	26,600,496	8.0%

(1)	This percentage is calculated based upon 333,780,289 shares of Class A Common Stock as of September 4, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2024, as adjusted in accordance with rules of the Securities and Exchange Commission to include shares of Class A Common Stock issuable upon exercise of immediately exercisable warrants.

(c)	Except as set forth in Item 3, the Reporting Persons have not effected any transactions in the securities of the Issuer in the last 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

Concurrently and in connection with the execution of the Merger Agreement, certain AnHeart shareholders (including the Fund, Healthcare and Anbio SPV) entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which each such shareholder has agreed, except in limited circumstances, not to offer, pledge, sell, contract to sell, sell any call option, call warrant or other contract to purchase, purchase any put option, put warrant or other contract to sell, lend or otherwise transfer or dispose of, directly or indirectly, more than 20% of the shares of Class A Common Stock issued to or held by such shareholder, including upon the conversion of the Convertible Preferred Stock or upon the exercise of Consideration Warrants through December 31, 2024.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-Up Agreement, a copy of which is filed as Exhibit B and is incorporated herein by reference.

Amended and Restated Warrant Agreement

The Consideration Warrants held by the Fund, Healthcare and Anbio SPV have terms identical to those of the Issuer’s outstanding publicly traded warrants and are exercisable at any time until 5:00 pm Eastern time on February 10, 2026. The exercise price of the Consideration Warrants is $11.50 per share of Class A Common Stock.

The foregoing description of the Amended and Restated Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Warrant Agreement, a copy of which is filed as Exhibit C and is incorporated herein by reference.

Registration Statement

Pursuant to the Merger Agreement, the Issuer was required to file with the SEC, as soon as reasonably practicable after the closing of the Merger, a registration statement on Form S-3 (the “Registration Statement”) for the registration of the resale of the shares of Class A Common Stock issued upon conversion of the Convertible Preferred Stock, the Consideration Warrants and the shares of Class A Common Stock issuable upon exercise of the Consideration Warrants. The Issuer filed the Registration Statement on August 5, 2024, and the Registration Statement was declared effective on August 15, 2024. Pursuant to the Merger Agreement, the Issuer is required to use its reasonable best efforts to keep the Registration Statement effective until all shares covered thereby have been sold or are eligible for resale without restriction under Rule 144 of the Securities Act of 1933, as amended.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Form of Lock-Up Agreement, by and among Nuvation Bio Inc., AnHeart Therapeutics Ltd. and certain shareholders of AnHeart Therapeutics Ltd. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K (File No. 001- 39351), filed on March 25, 2024).

C.	Amended and Restated Warrant Agreement, dated April 9, 2024, by and among Nuvation Bio Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (File No. 001- 39351), filed on April 10, 2024).

D.	Agreement and Plan of Merger and Reorganization, dated March 24, 2024, by and among Nuvation Bio Inc., AnHeart Therapeutics Ltd., Artemis Merger Sub I, Ltd. and Artemis Merger Sub II, Ltd. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on From 8-K (File No. 001-39351), filed on March 25, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2024

Decheng Capital China Life Sciences USD Fund III, L.P.		Decheng Capital Global Healthcare Fund (Master), LP

By:	Decheng Capital Management III (Cayman), LLC	By:	Decheng Capital Global Healthcare GP, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Xiangmin Cui	By:	Decheng Capital LLC
Name:	Xiangmin Cui	Its:	Manager
Title:	Manager
		By:	/s/ Xiangmin Cui
		Name:	Xiangmin Cui
Decheng Capital Management III (Cayman), LLC		Title:	Manager

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui	Decheng Capital Global Healthcare GP, LLC
Title:	Manager
		By:	Decheng Capital LLC
Decheng Anbio Limited		Its:	Manager

By:	/s/ Xiangmin Cui	By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui	Name:	Xiangmin Cui
Title:	Director	Title:	Manager

Xiangmin Cui

/s/ Xiangmin Cui

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of Nuvation Bio Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: September 10, 2024

Decheng Capital China Life Sciences USD Fund III, L.P.		Decheng Capital Global Healthcare Fund (Master), LP

By:	Decheng Capital Management III (Cayman), LLC	By:	Decheng Capital Global Healthcare GP, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Xiangmin Cui	By:	Decheng Capital LLC
Name:	Xiangmin Cui	Its:	Manager
Title:	Manager
		By:	/s/ Xiangmin Cui
		Name:	Xiangmin Cui
Decheng Capital Management III (Cayman), LLC		Title:	Manager

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui	Decheng Capital Global Healthcare GP, LLC
Title:	Manager
		By:	Decheng Capital LLC
Decheng Anbio Limited		Its:	Manager

By:	/s/ Xiangmin Cui	By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui	Name:	Xiangmin Cui
Title:	Director	Title:	Manager

Xiangmin Cui

/s/ Xiangmin Cui